Filed by C.H. Robinson Worldwide, Inc. pursuant

to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule

14a-12 under the Securities Exchange Act of

1934, as amended Subject Company: RXO,

Inc. Commission File No.: 001-41514

Forward-Looking Statements This website contains forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed transaction, the anticipated benefits of the proposed transaction, including synergies, and expected future financial position, total addressable market and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. C.H. Robinson’s and RXO’s results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement: the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of RXO or from regulators are not obtained: litigation or regulatory action relating to the transaction: the risk that the proposed transaction may not be completed on the anticipated terms, in a timely manner or at all: uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; risks that the proposed transaction disrupts the current plans or operations of C.H. Robinson or RXO: the effect of the announcement of the proposed transaction on the ability of C.H. Robinson or RXO to retain and hire key personnel: competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction: the risk that C.H. Robinson is unable to obtain the anticipated debt financing in connection with the proposed transaction on the anticipated timing or terms, or at all; potential adverse effects on the market price of RXO’s and/or C.H. Robinson’s common stock, credit ratings, or operating results; fluctuations in the market value of the merger consideration, which may vary from its value as of the dateof the Merger Agreement or the date of this communication, as a result of changes in the market price of C.H. Robinson common stock; potential adverse reactions or changes to relationships with employees, customers, suppliers, distributors and other business partners resulting from the announcement, pendency or completion of the proposed transaction: restrictions during the pendency of the proposed transaction on RXO’s ability to pursue certain business opportunities or strategic transactions: the potential acquisition being more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities: the combined company’s ability to achieve the synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses or realizing the anticipated benefits of the proposed transaction: competitive factors, including but not limited to pricing pressures, industry consolidation, entry of new competitors into the industries in which C.H. Robinson and RXO operate, as well asnewproduct and marketing initiatives by C.H. Robinson’s and RXO’s competitors: risks associated with cyber- attacks, information security and data privacy: diversion of management’s time and attention from C.H. Robinson’s and RXO’s ongoing business operations due to the proposed transaction: disruptions resulting from key management changes: unknown liabilities and uncertainties regarding general economic, market sector, competitive, legal, regulatory, tax and geopolitical conditions: and legislative, regulatory, economic, competitive or technological developments. Other factors that might cause such a difference include those discussed in C.H. Robinson’s and RXO’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form S-4 (including the proxy statement/prospectus) to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in C.H. Robinson’s and RXO’s Annual Reports on Form 10-K and in other filings. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by applicable law, C.H. Robinson and RXO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. I UNDERSTAND

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C.H. ROBINSON RXO
HOME STAKEHOLDER BENEFITS FAQ RESOURCES



Stakeholder Benefits

Creating a Stronger Logistics Platform that is Expected to Unlock Compelling Benefits for Stakeholders

FOR CUSTOMERS

More comprehensive offerings: Combining C.H. Robinson's global, multi-modal solutions with RXO's capabilities in North American brokerage, expedited and last mile will allow the combined company to provide a broader suite of tailored solutions

Supporting customers in a complex global marketplace: Anticipate a strengthened ability to help customers improve resilience, increase efficiency and adapt to evolving supply chain demands

Enhanced innovation and service: Expect to expand C.H. Robinson's proprietary datasets to enhance the speed and precision of its AI-driven sales, matching and procurement capabilities

FOR CARRIERS

Expanded network opportunities: Expected to create a larger, denser network with increased volumes and complementary capabilities across transportation modes and customer verticals

Increased carrier access: Expect to provide carriers with greater access to freight, more options to keep trucks moving and expanded opportunities to grow their business alongside us

Supporting carrier growth: Expanded platform and Lean AI operating model will enable matching, faster decision-making and a more seamless experience for carriers, customers and Robinson

FOR EMPLOYEES

Creating opportunities for our people: Combines two customer-focused organizations to support the next phase of growth and value creation

Extending the benefits of our transformation: Applies C.H. Robinson's Lean AI operating model and technology across a larger platform to enhance productivity, execution and innovation

Strengthening the value proposition of our platform: Brings together complementary capabilities, talented teams and greater network scale to strengthen our ability to serve customers and carriers

FOR SHAREHOLDERS

Unlocks compelling value creation: Expected to generate approximately $300 million of net run-rate cost synergies within two years following close

Enhances resilience: Combined platform and diversified customer exposure will increase market visibility and enhance its ability to drive growth through market cycles

Strengthens financial profile: Expected to be accretive to adjusted EPS[1] within nine months of the transaction close and mid-teens accretive to adjusted EPS in 2028. In addition, anticipated productivity improvements are expected to increase cash flow generation and support rapid deleveraging to C.H. Robinson's target leverage range of 1.75x to 2.25x net debt to LTM adjusted EBITDA by the end of 2028, while preserving flexibility for continued growth investments

[1]Adjusted EPS is a non-GAAP financial measure. Adjusted EPS excludes restructuring and/or losses from divestiture and excludes amortization of intangibles related to this acquisition

C.H. Robinson Contacts

FOR INVESTORS
Chuck Ives, Senior Director of Investor Relations
chuck.ives@chrobinson.com

FOR MEDIA
Kelsey Soby, Senior Director of Corporate Communications and Marketing
PublicRelations@chrobinson.com

RXO Contacts

FOR INVESTORS
Kevin Sterling, Head of Investor Relations
kevin.sterling@rxo.com

FOR MEDIA
Nina Reinhardt, Chief Communications Officer
nina.reinhardt@rxo.com

Privacy Notice

C.H. ROBINSON
RXO
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Frequently Asked Questions

What is the strategic rationale for this acquisition?

- We've successfully transformed our company and implemented our Lean AI operating model and Lean AI strategy, enabling us to move faster, operate more efficiently, and deliver industry-leading service to customers and carriers
- As we've advanced our transformation, we've considered opportunities that will allow us to build on our foundation and accelerate our strategy.
- Our acquisition of RXO is a natural next step.
- With RXO, we will add scale, further diversify our business, increase our resiliency and enhance the value proposition of our platform.
- RXO complements our strengths in trucking brokerage and transportation, with leading capabilities in expedited and last-mile delivery.
- With RXO, we expect to expand the solutions and support we provide customers of all sizes across their supply chains

What will RXO allow us to do that we couldn't on our own?

- By applying our proven Lean AI operating model across our combined business, we expect to unlock significant productivity improvements and increase our profitability and cash flows to fuel investments in growth and innovation.
- With RXO's distinct capabilities, we will add scale, increase our network density and expand our capabilities to accelerate our growth strategy and increase penetration across all modes and segments.
- RXO complements our strengths in trucking brokerage and transportation, with leading capabilities in expedited and last-mile delivery.
- Together, we expect to win new business, deepen customer relationships and create new growth opportunities.
- In short, with RXO we intend to create a more connected supply chain platform with enhanced resilience to create more value for employees, customers, carriers and shareholders.

Does this signal a change in our strategy?

- We view this transaction as a natural next step that we expect to accelerate our growth strategy.
- It's an extension of the strategy we've been executing for the last several years, with this acquisition providing the opportunity to apply our proven Lean AI operating model, discipline and technology to a larger network, which creates additional opportunities for productivity, operating leverage and value creation.
- We are excited to create an even better, more efficient supply chain platform that delivers more value for employees, customers, carriers and shareholders.
- By applying our proven Lean AI operating model across our combined business, we expect to unlock significant productivity improvements and increase our cash flows to fuel investments in growth and innovation.
- We expect this transaction to enhance durability to drive sustainable growth through market cycles.

How will this impact our capital allocation? Will we have flexibility to continue investing in our growth initiatives?

- Our capital allocation priorities remain the same, with enhanced free cash flow over time.
- We remain committed to deploying capital in adisciplined manner, investing in high ROI organic initiatives and returning capital to shareholders.
- We have paused share repurchases until we reach our target leverage ratio following the closing of the transaction (which will cause our leverage ratio to increase).
- That said, this transaction will strengthen the Company's financial foundation and allow us to unlock compelling cost synergies and productivity, creating more flexibility to rapidly de-lever while investingin key growth initiatives.

Following close, how will RXO be integrated with C.H. Robinson?

- Following close, RXO will be integrated primarily into our North American Surface Transportation division.
- We will work closely with the RXO leadership team on integration so we can hit the ground running.
- Until then, it is business as usual at C.H. Robinson, and we are operating as separate companies and serving our customers.
- We are committed to communicating with you throughout this process and will keep you informed as we have updates to share.

What does this mean for employees?

- As we continue to scale our business and expand our capabilities, we expect to create new, exciting opportunities for members of our team, our customers and our shareholders.
- The transaction reflects the strength of the business we have built and, most importantly, the dedication and talent of our employees.
- However, today is just the first step in adding RXO to our network, and nothing is changing today.
- We expect the transaction to close in the first half of 2027, subject to customary closing conditions and approvals.
- Until then, it is business as usual at C.H. Robinson, and we are operating as separate companies and serving our customers

How does this benefit customers?

- The acquisition of RXO will bring together our complementary networks, expertise and capabilities to create a more connected supply chain solutions built to help customers navigate an increasingly complex global marketplace.
- Combining both companies' robust trucking brokerage and managed transportation businesses, along with C.H. Robinson's global forwarding and RXO's strengths in expedited and last-mile delivery, will enable us to provide a broader set of solutions across a larger and denser network.
- This combination is expected to strengthen our ability to help customers improve resilience, increase efficiency and adapt toevolving supply chain demands.
- Combined with our Lean AI operating model, the expanded platform will enable faster decisions and more innovative solutions.

How does this benefit carriers?

- The acquisition of RXO will bring together our complementary networks, expertise and capabilities to create a more connected supply chain solutions built to help customers navigate an increasingly complex global marketplace.
- Combining both companies' robust trucking brokerage and managed transportation businesses, along with C.H. Robinson's global forwarding and RXO's strengths in expedited and last-mile delivery, will enable us to provide a broader set of solutions across a larger and denser network.
- Through this transaction, we'll enahnce our commitment to carriers, delivering more ways to empower their businesses at every turn, like no one else.
- Combined with our Lean AI operating model, the expanded platform will enable faster decisions and more innovative solutions.

C.H. Robinson Contacts

FOR INVESTORS
Chuck Ives, Senior Director of Investor Relations
chuck.ives@chrobinson.com

FOR MEDIA
Kelsey Soby, Senior Director of Corporate Communications and Marketing
PublicRelations@chrobinson.com

RXO Contacts

FOR INVESTORS
Kevin Sterling, Head of Investor Relations
kevin.sterling@rxo.com

FOR MEDIA
Nina Reinhardt, Chief Communications Officer
nina.reinhardt@rxo.com

Privacy Notice

PRESS RELEASES October 5. 2026 C.H. Robinson to Acquire RXO, Redefining the Future of Third-Party Logistics While Unlocking Significant Shareholder Value EVENTS AND PRESENTATIONS October 5, 2026 FILINGS October 5. 2026 Transaction Webcast 8-K PRESS KIT Transaction Press Kit DOWNLOAD PRESS KIT October 5, 2026

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, C.H. Robinson intends to file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement of RXO that also constitutes a preliminary prospectus of C.H. Robinson. C.H. Robinson and RXO also each plan to file other relevant documents with the SEC regarding the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of RXO. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that C.H. Robinson or RXO may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about C.H. Robinson and RXO, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by C.H. Robinson will be available free of charge on C.H. Robinson’s website at investor.chrobinson.com. Copies of the documents filed with the SEC by RXO will be available free of charge on RXO’s website at investors.rxo.com.

Participants in the Solicitation

C.H. Robinson, RXO and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RXO’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of C.H. Robinson, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) C.H. Robinson’s proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Security Ownership of Certain Beneficial Owners and Management,” and “Related Party Transactions,” (ii) C.H. Robinson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1, and (iii)  Item 5.02 of C.H. Robinson’s Current Report on Form 8-K filed with the SEC on June 2, 2026. Information about the directors and executive officers of RXO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) RXO’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Director Compensation,” “Certain Relationships and Related Party Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” and “Compensation Discussion and Analysis,” and (ii) RXO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 9, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1. To the extent holdings of RXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership on Form 5 filed with the SEC, including (i) the Form 4s filed by Mr. Wilkerson on May 4, 2026 and May 19, 2026; (ii) the Form 4 filed by Mr. Morris on May 18, 2026; and (iii) the Form 4 filed by Mr. Firestone on August 25, 2026.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C.H. Robinson and RXO using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.